UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cambrex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

132011107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 2,229,200
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 2,483,510

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,483,510

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 8.5%

12. Type of Reporting Person (See Instructions)

PN

IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 2,229,200
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 2,483,510

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,483,510

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 8.5%

12. Type of Reporting Person (See Instructions)

CO

Item 1.

(a) Name of Issuer

Cambrex Corporation

(b) Address of Issuer's Principal Executive Offices

One Meadowlands Plaza, East Rutherford, NJ 07073

Item 2.

(a) The names of the persons filing this statement are:

Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers").

The direct parent company of SMI is IXIS Asset Management North America, L.P. (formerly known as CDC IXIS Asset Management North America, L.P.). IXIS Asset Management North America is ultimately owned principally by three large affiliated French financial services firms: the Caisse des Dépôts et Consignations ("CDC"); the Caisse National des Caisses d'Epargne ("CNCE"), a financial institution owned by the CDC and by the French regional savings banks known as the Caisses d'Epargne; and by CNP Assurances, a leading French life insurance company.

SCMI and IXIS Asset Management North America operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by IXIS Asset Management North America or any entity controlling it. Accordingly, SCMI and SCMLP do not consider IXIS Asset Management North America or any entity controlling it to have any direct or indirect control over the securities held in managed accounts.

(b) The principal business office of the Filers is located at:

One Market Plaza, Steuart Tower, Suite 1200, San Francisco, CA 94105

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 132011107

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to SCMLP).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to SCMI).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [X] Group, in accordance with section 240.13d-1(b)(1)(ii)(J) (as to both Filers).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

To the best of SCMLP's knowledge, no individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

SCMLP is a registered investment adviser. SCMI is the general partner of SCMLP.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007
SNYDER CAPITAL MANAGEMENT, L.P. By: Snyder Capital Management, Inc. General Partner By: /s/ Steven J. Block Steven J. Block Executive Vice President
SNYDER CAPITAL MANAGEMENT, INC. By: /s/ Steven J. Block Steven J. Block Executive Vice President

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